YOUR FUTURE
KNOW YOUR RISK TOLERANCE.

What’s your style?
Before choosing where to invest, you should understand how much risk is right for you. By filling out this easy-to-use questionnaire, you can learn more about which choices you’re comfortable making, so you can consider which options may help you best meet your financial goals.
This questionnaire was developed by Morningstar Investment Management LLC, one of the financial industry’s leading providers of independent investment solutions.

Time horizon
1.If you withdraw money from your account(s), when do you expect the withdrawals to begin?

POINTS
In less than 3 years	0
In 3 to 5 years	1
In 6 to 10 years	3
In 11 to 19 years	7
In 20 years or more	9
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YOUR SCORE

2.If you withdraw money from your account(s), how long do you expect the withdrawals to last?

POINTS
I plan to take a lump sum distribution	0
1 to 4 years	2
5 to 7 years	4
8 to 10 years	5
11 years or more	6
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YOUR SCORE

Risk tolerance

3.Some investors are more willing to accept declines in their portfolio values from time to time as a trade-off for potentially higher long-term returns. Which response best represents your attitude toward the following statement: “I am willing to experience large and frequent declines in the value of my account(s) if it will increase the likelihood of achieving high long-term returns.”

POINTS
a. Strongly agree	12
b. Agree	8
c. Disagree	4
d. Strongly disagree	0
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YOUR SCORE

©2020 Morningstar Investment Management LLC. All rights reserved. Morningstar Investment Management LLC is a registered investment adviser and subsidiary of Morningstar, Inc. The Morningstar name and logo are registered marks of Morningstar, Inc. The information contained in this document is for informational purposes only and is the proprietary material of Morningstar Investment Management LLC. Reproduction, transcription, or other use, by any means, in whole or in part, without the prior written consent of Morningstar Investment Management LLC, is prohibited.

4.How do you feel about the choice between investment risk and reward?

POINTS
a. I am more concerned about minimizing risk than maximizing potential gain over the long run.	0
b. I am equally concerned about risk and potential gain over the long run.	5
c. I am more concerned about maximizing potential gain than minimizing risk over the long run.	11
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YOUR SCORE

5.Over time, inflation can have a negative impact on how much your money can buy. To maintain investment buying power, your returns must keep up with inflation. By keeping pace with inflation, investors can maintain buying power. This means that your money will be able to purchase the same basket of goods year after year, even though prices increased. Generally, investors achieve higher returns by taking on greater risk. Which statement best reflects your attitude toward inflation and risk?

POINTS
a. My main goal is to avoid loss, even though I may only keep pace with inflation.	0
b. My main goal is to earn slightly more than inflation, while taking on a low level of risk.	4
c. My main goal is to increase my portfolio’s value. Therefore, I am willing to accept short-term losses, but I am not comfortable with extreme performance shifts that investors may experience in the most aggressive investment options.	8
d. My main goal is to maximize my portfolio value, and I am willing to take on extreme levels of risk and performance shifts in my portfolio to do so.	12
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YOUR SCORE

6.Below are four examples that show the possible one-year range of returns for four hypothetical portfolios, with an initial investment of $50,000. The actual return may fall anywhere between the best and worst outcomes. Note that the portfolio with the greater potential to have higher returns is associated with the greater potential to have low (negative) returns in a particular year. In which hypothetical portfolio would you be most comfortable investing?

POINTS
a. Portfolio 1 with a possible range of an 8% loss (-$4,000) to a 13% ($6,500) gain	0
b. Portfolio 2 with a possible range of a 14% loss (-$7,000) to a 20% ($10,000) gain	4
c. Portfolio 3 with a possible range of an 18% loss (-$9,000) to a 26% ($13,000) gain	8
d. Portfolio 4 with a possible range of a 22% loss (-$11,000) to a 32% ($16,000) gain	13
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YOUR SCORE

©2020 Morningstar Investment Management LLC. All rights reserved. Morningstar Investment Management LLC is a registered investment adviser and subsidiary of Morningstar, Inc. The Morningstar name and logo are registered marks of Morningstar, Inc. The information contained in this document is for informational purposes only and is the proprietary material of Morningstar Investment Management LLC. Reproduction, transcription, or other use, by any means, in whole or in part, without the prior written consent of Morningstar Investment Management LLC, is prohibited.

7.Sometimes investment losses are permanent, sometimes they are prolonged and sometimes they are short-lived. Which statement best characterizes your attitude toward investment losses?

POINTS
a. I check the value of my investments at least several times a month so I can change to a more conservative portfolio quickly if their value begins to decline.	0
b. Daily losses in the value of my investments make me uncomfortable, but do not prompt me to sell immediately. However, if my investments suffer a substantial loss over six months, I would likely switch to a more conservative portfolio.	4
c. I realize that there may be substantial day-to-day changes in the value of my investments. However, I usually wait an entire year before making any changes to my portfolio.	8
d. Even if the value of my investments suffered large losses over a given year, I would continue to hold my current portfolio.	12
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YOUR SCORE

8.In any given year, risky investments might experience a decline in value that significantly surpasses a decline in value of less risky portfolios. The table below displays the possible maximum drop in return that four hypothetical portfolios could experience in a 20-year period. Which of the portfolios would you prefer?

	Ending Value of $100,000 after 20 Years	Maximum 1-Year Decline in 20 Years (%)	POINTS
Portfolio 1	$203,000	-8	0
Portfolio 2	$252,000	-14	4
Portfolio 3	$287,000	-18	8
Portfolio 4	$319,000	-22	13
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YOUR SCORE

9.Most investments fluctuate over the short term. Suppose you invested $30,000 in a portfolio this year with the intention of holding it for 10 years. If this investment lost value during the first year, at what value of your initial $30,000 investment would you sell and move to a more stable investment?

POINTS
a. $28,500	0
b. $27,000	3
c. $25,500	7
d. $24,000 or less	10
e. I would not sell	14
____________
YOUR SCORE

©2020 Morningstar Investment Management LLC. All rights reserved. Morningstar Investment Management LLC is a registered investment adviser and subsidiary of Morningstar, Inc. The Morningstar name and logo are registered marks of Morningstar, Inc. The information contained in this document is for informational purposes only and is the proprietary material of Morningstar Investment Management LLC. Reproduction, transcription, or other use, by any means, in whole or in part, without the prior written consent of Morningstar Investment Management LLC, is prohibited.

10.Willingness to stick to a long-term investment strategy is a major component in determining portfolio suitability. Please consider the investment characteristics of four hypothetical portfolios. Given your investment objective and your attitude towards potential losses, in which hypothetical portfolio would you be most comfortable investing?

Portfolio 1	Potential Average Return 4.0%	Chance of Losing Money in Any Given Year 24%	Chance of Losing Money in Any 5-Year Period 7%	POINTS 0
2	5.0%	28%	11%	4
3	6.0%	30%	14%	8
4	7.0%	31%	17%	13
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YOUR SCORE

Your score totals

____________
Time Horizon
(Add questions 1 and 2)

____________
Risk Tolerance
(Add questions 3 through 10)

Recommending a portfolio
The summary scoring grid below facilitates the final portfolio recommendation process by combining the Time Horizon and Risk Tolerance Scores. To use the scoring grid, find the Time Horizon Score on the horizontal axis and the Risk Tolerance Score on the vertical axis. The intersection of these two points is your recommended portfolio.

Risk Tolerance Score	Time Horizon Score
	Less than 1	1 - 2	3 - 5	6 - 7	8 - 10	11+
0 - 30	NA	Conservative	Conservative	Conservative	Conservative	Conservative
14-36	NA	Conservative	Moderately Conservative	Moderately Conservative	Moderately Conservative	Moderately Conservative
37-60	NA	Conservative	Moderately Conservative	Moderate	Moderate	Moderate
61-85	NA	Conservative	Moderately Conservative	Moderate	Moderately Aggressive	Moderately Aggressive
86–100	NA	Conservative	Moderately Conservative	Moderate	Moderately Aggressive	Aggressive
Note: If an investor has a Time Horizon of less than three years, even the most conservative portfolio may not be an appropriate investment option. The investor should speak to an investment advisor before selecting a portfolio and perhaps may find other short-term, fixed-income options or fixed annuities more appropriate.

©2020 Morningstar Investment Management LLC. All rights reserved. Morningstar Investment Management LLC is a registered investment adviser and subsidiary of Morningstar, Inc. The Morningstar name and logo are registered marks of Morningstar, Inc. The information contained in this document is for informational purposes only and is the proprietary material of Morningstar Investment Management LLC. Reproduction, transcription, or other use, by any means, in whole or in part, without the prior written consent of Morningstar Investment Management LLC, is prohibited.

Make your portfolio reflect your style
Knowing the kind of investing you’re most comfortable with is only half the equation. You also should know what kinds of actions you should take to achieve this style. Below, we’ve outlined what it means to be a certain type of investor and what you can expect from such decisions.

Investment Style	Sample Allocation	Your Goals	Your Results
Conservative		You don’t want to give up the opportunity for growth entirely, but preservation of capital is your primary goal.	•Low risk exposure •Near-term investment horizon •Low return volatility •Lowest growth potential
Moderately Conservative		You seek growth and income. You may be in your prime earning years and can bear some risk to maximize potential returns.	•Low to medium risk exposure •Near- to medium-term investment horizon •Low to medium return volatility •Low to medium growth potential
Moderate		You seek long-term appreciation, but seek to safeguard a portion of your investment.	•Medium risk exposure •Medium-term investment horizon •Medium return volatility •Medium growth potential
Moderately Aggressive		You seek high capital appreciation and have the time and temperament to ride out market swings.	•Medium to high risk exposure •Medium- to long-term investment horizon •Medium to high return volatility •Medium to highest growth potential
Aggressive		You seek the highest possible capital appreciation, which is likely to be accompanied by very high volatility and risks.	•High risk exposure •Long-term investment horizon •High return volatility •Highest growth potential

Bonds	Stocks	Cash

As with all forms of retirement planning, there are associated risks. Please read the following disclosures that pertain to the retirement planning you’re considering.
MUTUAL FUNDS
You should carefully consider the investment objectives, risks, charges and expenses of mutual funds before purchasing shares or investing money. This information is only a summary. Additional information about these and other subjects can be found in the mutual fund prospectus. You may obtain copies of the prospectus from your Allstate Personal Financial Representative. Please read the prospectus carefully before purchasing shares or sending money.
VARIABLE ANNUITIES
Variable annuities are long-term investments designed for retirement purposes. You should carefully consider the investment objectives, risks, and charges and expenses of the investment alternatives before purchasing a contract or investing money. This information is only a summary. Additional information about these and other subjects can be found in the prospectuses for the contract and the underlying portfolios. You may obtain copies of these prospectuses from your Allstate Personal Financial Representative. Please read the prospectuses carefully before purchasing a contract or sending money.
VARIABLE UNIVERSAL LIFE INSURANCE
Variable universal life insurance products are long-term investments designed to provide life insurance protection and flexibility in connection with premium payments and death benefits. You should carefully consider the investment objectives, risks, and expenses before purchasing a contract or investing money. Variable universal life insurance policies have limitations and are sold by prospectus only. The prospectus contains details on the investment alternatives, policy features, the underlying investment portfolios, fees, charges expenses and other pertinent information. You may obtain copies of these prospectuses from your Allstate Personal Financial Representative. You should read the prospectus carefully before purchasing a contract or investing money.
The Risk Tolerance Questionnaire presented is available through a license agreement between Morningstar Investment Management LLC and Allstate. Its sole purpose is to assist you in determining your general attitudes towards investment risk. This questionnaire does not consider all factors necessary in making an investment decision (e.g., personal and financial information and investment objective). In no way should this questionnaire be viewed as investment advice or establishing any kind of advisory relationship with Morningstar Investment Management LLC. Morningstar Investment Management LLC does not endorse and/or recommend any specific financial product that may be used in conjunction with the asset allocation models that are presented. Please consult with your financial professional and obtain the financial product’s prospectus (or its equivalent) and read it carefully prior to investing.
Morningstar Investment Management LLC is a registered investment adviser and subsidiary of Morningstar, Inc. Morningstar Investment Management LLC is not affiliated with Allstate or its affiliates or subsidiaries.
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